Exhibit 99.1
Nomad Foods Reports First Quarter 2025 Financial Results

Strong gross margin expansion helped fuel reinvestment

Retailer destocking & Easter timing offset retail sell-out growth

Recalibrating full year sales, Adjusted EBITDA and Adjusted EPS expectations
WOKING, England - May 8, 2025 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three month period ended March 31, 2025.
Key operating highlights and financial performance for the first quarter 2025, when compared to the first quarter 2024, include:

•Revenue decreased 3.0% to €760 million
•Organic revenue declined 3.6% with a volume decline of 3.7%
•Gross margin expanded 90 bps, helping to fund a double digit increase in A&P
•Adjusted EBITDA decreased 1.8% to €120 million
•Adjusted EPS decreased 5.4% to €0.35
Management Comments

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, "Our team continued to execute well against our strategic priorities in the first quarter. Our organization delivered another quarter of strong gross margin improvement while continuing to scale our Growth Platforms, strengthen our innovation pipeline and reinvest in our leading brands. We saw slightly positive in-market consumption growth in the first quarter, but faced larger than expected retailer inventory destocking which, when combined with Easter timing, caused our net sales growth to meaningfully lag our retail sell-out. We expect top-line growth to accelerate throughout the remainder of the year, but do not expect to recover the larger than expected destocking related losses incurred in the first quarter. We have tempered our full year revenue expectations as a result. And although we see no direct impact from tariffs at this point in time, the macro environment has become increasingly uncertain and we foresee further increases in some input costs. These dynamics, in combination with the destocking impact in the first quarter, have caused us to lower our full year Adjusted EBITDA expectations while widening our Adjusted EPS guidance range."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Nomad Foods has spent the last two years strengthening its overall organization, scaling its innovation pipeline and bolstering both the quantity and quality of its advertising investment while leveraging its strong cash flow to fortify its balance sheet and return cash to shareholders. Quarterly results can be choppy but the Frozen Food category in Europe is healthy, Nomad Food's leading brands are strong and its portfolio remains well positioned for evolving consumer trends. We remain confident in the company's growth potential and believe results for the remainder of 2025 will reflect this."

First Quarter of 2025 results compared to the First Quarter of 2024
•Revenue decreased 3.0% to €760 million. Organic revenue decreased by 3.6% and was driven by a volume decline of 3.7% and a sequential improvement in price/mix of +0.1%. Organic sales lagged retail measured sell-through due to retailer inventory destocking and the later timing of Easter this year.
•Gross profit increased 0.3% to €212 million. Gross margin increased 90 basis points to 27.8% due to supply chain productivity and the lapping of inventory revaluation headwinds in the prior year.
•Adjusted operating expenses increased 3.4% to €116 million due to a double-digit increase and Advertising and Promotion expense. Overhead costs modestly contracted as productivity efforts began to generate returns that more than offset underlying inflation.
•Adjusted EBITDA decreased 1.8% to €120 million due to the aforementioned factors and Adjusted Profit after tax decreased 12% to €54 million.
•Adjusted EPS decreased by €0.02 to €0.35 reflecting the decrease in Adjusted Profit after tax and fewer shares outstanding. Diluted EPS remained unchanged at €0.21.

Exhibit 99.1
2025 Guidance
The confluence of greater than expected retailer inventory destocking, higher input cost inflation, macro uncertainty and the prioritization of continued reinvestment in its brands and products has caused Nomad Foods to lower its full year revenue and Adjusted EBITDA outlook while widening its Adjusted EPS guidance range at the low-end. For the full year 2025, Nomad Foods now expects organic revenue growth of 0%-2%, versus 1%-3% growth prior, Adjusted EBITDA growth of 0%-2%, versus 2%-4% growth prior and Adjusted EPS of €1.82-€1.89, implying growth of 2-6%, versus its prior Adjusted EPS range of €1.85-€1.89, as the benefit of a lower share count partially offsets the lower Adjusted EBITDA outlook. Based on USD/EUR exchange rate as of May 2, 2025, this translates into 2025 Adjusted EPS of $2.07-$2.15. The Company is also maintaining its full year adjusted free cash flow conversion guidance to 90% or greater.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, May 8, 2025 at 1:30 p.m. BST (8:30 a.m. Eastern Daylight Time). To participate on the live call listeners in North America may dial +1-844-676-5834 and international listeners may dial +1-412-634-6811. Additionally, there will be a presentation to accompany the conference call and the call is being webcast. Both can be accessed at the Nomad Foods website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10198025.

Enquiries
Investor Relations Contact
Jason English
investorrelations@nomadfoods.com

Media Contact
Oliver Thomas, Head of Corporate Affairs
Oliver.Thomas@nomadfoods.com

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three months ended March 31, 2025 and for comparative purposes, the three months ended March 31, 2024.

Adjusted financial information for the three months ended March 31, 2025 and 2024 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for, when they occur, share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three months ended March 31, 2025 and 2024 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities less cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, plus capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Cash flow conversion is Adjusted Free Cash Flow as a percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 7 to 10, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The
Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended March 31, 2025 and March 31, 2024

	Three months ended March 31, 2025	Three months ended March 31, 2024
	€m	€m
Revenue	760.1	783.7
Cost of sales	(548.5)	(572.8)
Gross profit	211.6	210.9
Other operating expenses	(120.7)	(115.4)
Exceptional items	(17.1)	(23.5)
Operating profit	73.8	72.0
Finance income	1.5	5.9
Finance costs	(35.6)	(36.0)
Net financing costs	(34.1)	(30.1)
Profit before tax	39.7	41.9
Taxation	(7.0)	(7.4)
Profit for the period	32.7	34.5

Basic and diluted earnings per share in €	0.21	0.21

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2025 (unaudited) and December 31, 2024 (audited)

	As at March 31, 2025	As at December 31, 2024
	€m	€m
Non-current assets
Goodwill	2,104.8	2,106.1
Intangible assets	2,472.3	2,472.9
Property, plant and equipment	584.5	591.1
Other non-current assets	7.9	8.6
Derivative financial instruments	0.4	4.3
Deferred tax assets	11.3	14.7
Total non-current assets	5,181.2	5,197.7
Current assets
Cash and cash equivalents	329.8	403.3
Inventories	462.5	441.5
Trade and other receivables	387.6	334.6
Current tax receivable	36.0	37.6
Derivative financial instruments	3.6	16.9
Total current assets	1,219.5	1,233.9
Total assets	6,400.7	6,431.6
Current liabilities
Trade and other payables	856.6	829.1
Current tax payable	221.4	226.7
Provisions	28.4	27.1
Loans and borrowings	27.5	26.0
Derivative financial instruments	14.3	14.4
Total current liabilities	1,148.2	1,123.3
Non-current liabilities
Loans and borrowings	2,123.8	2,151.4
Employee benefits	146.5	152.1
Other non-current liabilities	0.5	0.5
Provisions	2.6	2.7
Derivative financial instruments	76.0	46.4
Deferred tax liabilities	288.8	292.7
Total non-current liabilities	2,638.2	2,645.8
Total liabilities	3,786.4	3,769.1
Net assets	2,614.3	2,662.5
Equity attributable to equity holders
Share capital and capital reserve	1,268.5	1,316.4
Share-based compensation reserve	25.6	26.2
Translation reserve	133.3	135.3
Other reserves	(26.1)	(14.9)
Retained earnings	1,213.0	1,199.5
Total equity	2,614.3	2,662.5

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
For the three months ended March 31, 2025 and the three months ended March 31, 2024

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
	€m	€m
Cash flows from operating activities
Profit for the period	32.7	34.5
Adjustments for:
Exceptional items	17.1	23.5
Share based payment expense	3.6	3.1
Depreciation and amortization	24.0	23.1
Loss on disposal of property, plant and equipment	0.3	0.4
Net finance costs	34.1	30.1
Other operating cash flow adjustments	0.5	—
Taxation	7.0	7.4
Operating cash flow before changes in working capital, provisions and exceptional items	119.3	122.1
(Increase)/decrease in inventories	(23.4)	14.2
Increase in trade and other receivables	(51.9)	(81.3)
Increase in trade and other payables	32.3	77.1
Increase/(decrease) in employee benefits and other provisions	0.6	(0.2)
Cash generated from operations before tax and exceptional items	76.9	131.9
Payments relating to exceptional items	(14.4)	(24.0)
Tax paid	(11.9)	(8.9)
Net cash generated from operating activities	50.6	99.0
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(18.7)	(18.8)
Interest received	1.2	2.0
Net cash used in investing activities	(17.5)	(16.8)
Cash flows from financing activities
Repurchase of ordinary shares	(48.9)	(7.1)
Payment of lease liabilities	(8.2)	(7.2)
Dividends paid	(25.3)	(22.3)
Payment of financing fees	—	(0.5)
Interest paid	(28.1)	(50.4)
Net cash used in financing activities	(110.5)	(87.5)
Net decrease in cash and cash equivalents	(77.4)	(5.3)
Cash and cash equivalents at beginning of period	403.3	399.7
Effect of exchange rate fluctuations	3.9	(3.7)
Cash and cash equivalents at end of period	329.8	390.7

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended March 31, 2025 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2025

€ in millions, except per share data	As reported for the three months ended March 31, 2025	Adjustments		As adjusted for the three months ended March 31, 2025
Revenue	760.1	—		760.1
Cost of sales	(548.5)	—		(548.5)
Gross profit	211.6	—		211.6
Other operating expenses	(120.7)	5.2	(a)	(115.5)
Exceptional items	(17.1)	17.1	(b)	—
Operating profit	73.8	22.3		96.1
Finance income	1.5	—		1.5
Finance costs	(35.6)	4.6		(31.0)
Net financing costs	(34.1)	4.6	(c)	(29.5)
Profit before tax	39.7	26.9		66.6
Taxation	(7.0)	(6.0)	(d)	(13.0)
Profit for the period	32.7	20.9		53.6

Weighted average shares outstanding in millions - basic	154.6			154.6
Basic earnings per share	0.21			0.35
Weighted average shares outstanding in millions - diluted	154.8			154.8
Diluted earnings per share	0.21			0.35

(a)Represents share based payment charge including employer payroll taxes of €4.9 million and non-operating M&A transaction costs of €0.3 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €4.6 million of foreign exchange translation losses.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended March 31, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2024

€ in millions, except per share data	As reported for the three months ended March 31, 2024	Adjustments		As adjusted for the three months ended March 31, 2024
Revenue	783.7	—		783.7
Cost of sales	(572.8)	—		(572.8)
Gross profit	210.9	—		210.9
Other operating expenses	(115.4)	3.7	(a)	(111.7)
Exceptional items	(23.5)	23.5	(b)	—
Operating profit	72.0	27.2		99.2
Finance income	5.9	(4.1)		1.8
Finance costs	(36.0)	10.4		(25.6)
Net financing costs	(30.1)	6.3	(c)	(23.8)
Profit before tax	41.9	33.5		75.4
Taxation	(7.4)	(7.4)	(d)	(14.8)
Profit for the period	34.5	26.1		60.6

Weighted average shares outstanding in millions - basic	163.2			163.2
Basic earnings per share	0.21			0.37
Weighted average shares outstanding in millions - diluted	163.3			163.3
Diluted earnings per share	0.21			0.37

(a)Represents share based payment charge including employer payroll taxes of €3.4 million and non-operating M&A transaction costs of €0.3 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €4.1 million of net gains on repricing of debt, €10.2 million of foreign exchange translation losses and €0.2 million of foreign exchange losses on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA to the reported results of Nomad Foods for each period.
Adjusted EBITDA (unaudited)

	Three months ended
€ in millions	March 31, 2025	March 31, 2024
Profit for the period	32.7	34.5
Taxation	7.0	7.4
Net financing costs	34.1	30.1
Depreciation & amortization	24.0	23.1
Exceptional items (a)	17.1	23.5
Other add-backs (b)	5.2	3.7
Adjusted EBITDA	120.1	122.3

Revenue	760.1	783.7
Adjusted EBITDA margin (c)	15.8%	15.6%

(a)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to March 31, 2025 of €4.9 million (2024: €3.4 million) as well as the elimination of non-operating M&A transaction costs for the three month period to March 31, 2025 of €0.3 million (2024: €0.3 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)

Reconciliation from reported to organic revenue growth/(decline)
The following table is a reconciliation of reported revenue growth to Organic Revenue Growth for the three month period ended March 31, 2025.
Year on Year Growth - March 31, 2025 compared with March 31, 2024:

Three months ended March 31, 2025
YoY change
Reported Revenue Growth	(3.0)%

Of which:
Organic Revenue Growth	(3.6)%
Translational FX (a)	0.6%
Total	(3.0)%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its 2025 guidance with respect to organic revenue growth, Adjusted EBITDA growth, adjusted free cash flow conversion, Adjusted EPS, and Adjusted EPS growth; (ii) top-line growth for the remainder of 2025 and ability to recover larger than expected losses in the first quarter, (iii) macro-economic factors, including the impact of tariffs, (iv)its ability to generate superior shareholder returns; (v) its cash generation, growth and success in 2025 and beyond; and (vi) its portfolio’s ability to remain well positioned for consumer trends.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; and (xxii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.